SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


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                           PACIFIC SCIENTIFIC COMPANY
                            (Name of Subject Company)

                           PACIFIC SCIENTIFIC COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (and Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)


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                                     694806
                      (CUSIP Number of Class of Securities)


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                                   LESTER HILL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           PACIFIC SCIENTIFIC COMPANY
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 720-1714
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)


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                                 With a copy to:

         ADAM O. EMMERICH, ESQ.              WILLIAM S. SIMPSON, ESQ.
         Wachtell, Lipton, Rosen & Katz      Paul, Hastings, Janofsky &
         51 West 52nd Street                 Walker LLP
         New York, New York  10019-6150      695 Town Center
         (212) 403-1000                      Costa Mesa, California  92826
                                             (714) 668-6200


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           This Amendment No. 4 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on February 6, 1998 (as subsequently amended, the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by ACC Acquisition Corp. ("Purchaser"), a California corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated February 6, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $30.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 1998 (the "Merger Agreement"), by and among DH Holdings Corp., a wholly owned subsidiary of Parent ("Holdings"), Purchaser and the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

      On February 25, 1998, an action was commenced against the Company and its directors in the Superior Court of California, County of Orange, by Jeffrey L. Doppelt, purporting to bring suit on his behalf and on behalf of all those similarly situated as a former holder ("Noteholder") of 7 3/4% Convertible Subordinated Debentures due June 15, 2003 issued by the Company, on behalf of a proposed class of all Noteholders. A copy of the complaint is filed as Exhibit 26 and incorporated herein by reference.

      On March 6, 1998, the Company notified holders of Options of its willingness to cash-out all such Options at a price (the "Option Price") equal to the product of (i) the total number of Shares previously subject to such Option and (ii) the excess of the $30.25 (the "Offer Price") over the exercise price per Share subject to such Option, subject to any required withholding taxes, three business days after the Purchaser accepts and pays for Shares tendered in the Offer (the "Early Cash-Out Date"). Pursuant to the Merger Agreement, following the Early Cash-Out Date, holders of Options who have not elected to take advantage of the early cash-out will have to wait until the Effective Time of the Merger to receive the Option Price for such Options or the Offer Price for any Shares received upon exercise of Options which were not tendered prior to the Expiration Date of the Offer, unless such Shares are sold in the open market prior to the consummation of the Merger. The text of the letter is set forth as Exhibit 27 hereto and is incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED ON EXHIBITS

           Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 26. Complaint in Doppelt vs. Pacific Scientific Company filed on
            February 25, 1998 (Superior Court of California, County of Orange).

Exhibit 27. Text of letter, dated March 9, 1998, from Pacific Scientific
            Company to holders of options (incorporated by reference to exhibit
            (c)(3) to Amendment No. 2 to the Schedule 14D-1 of Parent and Purchaser, dated March 9, 1998).



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                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  PACIFIC SCIENTIFIC COMPANY


Dated:  March 9, 1998             By: /s/ Lester Hill
                                     ----------------
                                    Lester Hill
                                    Chairman, President and
                                       Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit 26. Complaint in Doppelt vs. Pacific Scientific Company filed on
            February 25, 1998 (Superior Court of California, County of Orange).

Exhibit 27. Text of letter, dated March 9, 1998, from Pacific Scientific
            Company to holders of options (incorporated by reference to exhibit
            (c)(3) to Amendment No. 2 to the Schedule 14D-1 of Parent and Purchaser, dated March 9, 1998).